UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm acknowledged in Defence Minister’s Press Release

Arlington VA – August 8, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX ASX trading code: MST) advises that the following announcement was released today by Senator the Hon. Robert Hill, Minister for Defence & Leader
the Government in the Senate, Australia, regarding the ADWS program (Metal released information regarding this program to the market on 12 July 2005):

“Weapons Trial Offers New Capability Options
For Defence”
“The successful firing of a new type of remote-controlled weapon concept demonstrator has opened the door to potential new capability options for the
Australian Defence Force.
“Defence Minister Robert Hill congratulated the project consortium, led by the
Defence Science and Technology Organisation (DSTO), on the success of the concept trial held at Port Wakefield Proof and Experimental Range in South
Australia.
“Senator Hill said the consortium, which includes private sector companies
STORM LTD and NICO-PYROTECHNIK, used Metal Storm technology to develop a new weapon concept. The concept demonstrator is known as the Area Denial Weapon
System (ADWS).
"If developed further this new weapons concept would have the potential to be used on operations to defend vital assets such as airfields and ships," Senator
Hill said.
"The concept demonstrator includes a multi-barrel weapon pod linked to a fire control system and a central control station. Each pod had the capability to fire up to 20 projectiles using various rates of fire and firing sequences that are chosen by an operator at the control station.
"With further development this concept could potentially provide a type of remote-controlled weapons system that might be adapted to a number of Defence capabilities and used to protect assets or deny access to large areas of land.
"As the communications use Internet type technology, it is feasible to locate the control system anywhere in the world. It would also be possible for one operator to control a number of ADWS sites."
Senator Hill said the ADWS concept was designed as a replacement capability to anti-personnel land mines. Australia is a signatory to the 1997 Ottawa Treaty which bans the use of anti-personnel land mines.
“Senator Hill said the ADWS was a good example of the use of concept demonstrators to build capability for Defence.

“Defence has an established Capability and Technology Demonstrator (CTD)
under which Defence and industry work together to develop concept demonstrator technologies with the potential to significantly boost future Defence capability.”

www.metalstorm.com

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: August 08, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary